Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) made the following post on its intranet blog, SWALife.

SOUTHWEST AIRLINES SIGNS DEFINITIVE AGREEMENT TO ACQUIRE AIRTRAN

By: Gary Kelly

I am thrilled to share with you that Southwest Airlines has just announced that we have signed a definitive agreement to acquire all outstanding common shares of AirTran Holdings, Inc. [AAI] a parent company of AirTran Airways (AirTran) for a combination of stock and cash.

If approved by certain regulatory agencies and AirTran stockholders, the acquisition will allow Southwest Airlines to offer low fares and exceptional Customer Service in more markets and to more Customers. In addition, our broader national presence will benefit many markets due to the increased competition stimulated by Southwest’s low fares and well-known brand. Our goal is to blend the low-cost benefits and complementary networks of these two great airlines.

As we approach our 40th Anniversary of providing exceptional Customer Service at everyday low fares, the acquisition of AirTran represents a unique opportunity to grow Southwest Airlines and take a significant step toward achieving our strategic goals over the next decade. This transaction accelerates our strategies to boost profitability and grow our low-fare network, while achieving our financial targets. It positions our route network for further fleet growth and enables us to better respond to the volatile economic and competitive challenges of our industry. We will be able to offer Customers exceptional service in more low-fare destinations as we extend our network and diversify into new markets, notably a significant opportunity in Atlanta. AirTran also has slots at New York La Guardia and Ronald Reagan Washington National airports, where we have limited and no presence, respectively.

This is a huge announcement, but we have positioned ourselves to be well-prepared for it. Because of your hard work over the last several years, we are in the unique industry position where we can think of our future, and not just our survival. We are healthy. We have successfully survived the industry’s most tumultuous decade and emerged stronger than ever, and our Culture, operations, Customer experience, and financial position are unmatched in the industry. If we were not healthy, we could not consider this. We are on a journey envisioning, designing, and building Southwest Airlines. We can be proud of our history, and look forward to the dawn of a new decade.

Culture & Integration

The Culture at Southwest Airlines is certainly something special. It is our core. It is our heart. As we move forward, it is imperative that every single one of us live out the Culture we want to see developed. AirTran also is an Employee-centric organization, and they have won numerous awards for Customer Service. Both Companies have passionate, resilient People who care about each other and who care about serving Customers. And just like Southwest, they have great pride in their Company, a passion for innovation, a commitment to efficiency, a dedication to low costs, and a strong emphasis on Culture.

As we undergo this transition over the coming months, we must live by The Golden Rule. We have acquired two other airlines in our past, Muse Air in 1985 and Morris Air in 1993. Those acquisitions gave us opportunities to grow our route map, our Customers, and our People. This provides even better opportunities. Moving forward, we must stay together and demonstrate what it means to Live the Southwest Way.

This deal will take time. To close, we need to obtain approval from the U.S. Department of Justice, other regulatory agencies, and AirTran stockholders. After close our plan is to integrate AirTran into Southwest within two years. At the end of that time period, we anticipate that Customers will see only one brand (Southwest) and all Employees will be Southwest Employees. We have an Integration Team already established being led by Senior Vice President Jeff Lamb.

During the transition, major integration activities will occur, including:

•	Onboarding of AirTran Employees into Southwest Culture

•	Converting the Customer Experiences to Southwest

•	Establishing a Single Operating Certificate with the FAA

•	Combining and integrating AirTran operations into Southwest

Labor unions will negotiate seniority integration and Southwest will negotiate agreements, as necessary, to address new contractual items. For now, the two Companies will continue to operate as independent airlines. There will be no changes in how we do business in the near term as a result of this transaction.

Job Security and Opportunities

First and foremost, the acquisition is about profitable growth and more opportunities for Employees, not fewer—it gives us growth opportunities that were not possible before. Second, Southwest remains committed to job security. Third, neither Company is overstaffed. Southwest needs all of our Employees and AirTran runs a lean Company. As we plan to grow, we’ll need more People.

That is why we plan to make sure that AirTran Crew Members (as they refer to all of their Employees) are given an opportunity to work for Southwest, although, some of the opportunities may require a change in location or position. Given normal turnover, we project that the combined Companies will need to hire approximately 2,000 Employees per year, just to stay even. There is potential for additional growth, and we foresee that this deal will add more jobs and more Employees into our Southwest Family.

Brand and Operating Decisions

Ultimately, we will operate both airlines under a Single Operating Certificate (SOC) and a single Southwest Airlines Brand by transitioning the AirTran fleet to the Southwest livery, developing a consistent Customer Experience, and consolidating corporate functions into our Dallas Headquarters. Plans for existing AirTran facilities will be assessed by Integration Teams, and decisions will be announced at appropriate times.

Destinations and Fleet

The acquisition of AirTran will give Southwest Airlines a major presence in Atlanta, the busiest U.S. airport and the largest U.S. market we do not currently serve. It also will accelerate our presence in additional domestic and international markets. The acquisition of AirTran allows for the addition of new destinations to Southwest’s route system. The combination also provides Southwest access to slot-controlled markets, namely New York La Guardia and Ronald Reagan Washington National airports, where we have little or no service, respectively. Furthermore, AirTran operates near-international flights in the Caribbean and Mexico, and serves smaller cities with less frequency than we do, which would provide us firsthand and meaningful insight into these new expansion opportunities.

Both Southwest Airlines and AirTran operate all-Boeing fleets. This will assist in our integration. Based on current operations, the combined organization would serve more than 100 million Customers annually from more than 100 destinations in the U.S. and near-international destinations. Currently, the combined carriers’ all-Boeing fleet would consist of 401 Boeing 737-700s, 173 Boeing 737-300s, 25 Boeing 737-500s, and 86 Boeing 717s, with an average age of approximately ten years, one of the youngest fleets in the industry. Southwest Airlines will continue to evaluate the opportunity to bring the 737-800 into our fleet, as well.

Financial Opportunities

Despite our success over the past decade, our low-fare brand and business model have been challenged by a volatile economy and skyrocketing energy prices. As a result, we know that returning to profitable growth is a critical component of our ongoing business strategy. The decision to acquire AirTran enables immediate and significant growth and positions us firmly for future fleet growth. Absent this deal, we do not have plans to grow the fleet. We see significant growth opportunities at Atlanta and into our network that will bring more competition, more low fares, and more Customers. Without this acquisition, we do not have the same profit and growth opportunities.

The acquisition of AirTran provides an opportunity for profitable growth at an affordable price. It allows us to move faster toward returning to our prosperity goal of 15 percent pretax return on invested capital.

Next Steps

The transaction is subject to certain approvals. Until closing, the two Companies will continue to operate as independent airlines. Again, for now, there will be no changes in how either Company does business in the near term as a result of the transaction. You should continue to offer excellent Customer Service and take care of each other as you would any other day.

You will likely get questions from your friends, family, Coworkers, Customers, and even peers at AirTran. We know you are eager to know more, and we will continue to share information with you honestly, frequently, and openly. At this time, it’s important to remember that we are two independent Companies and competitors. We should refrain from making promises or predictions, especially about labor or staffing issues to AirTran Crew Members. Eventually we will transition AirTran Crew Members into the Southwest Family, but for now, we need to be sensitive to their situation as an airline that is being acquired.

I look forward to sharing more with you in the coming hours, days, and months. We will have more updates for you this afternoon. Additionally, the press release and Q&A are located on the Need to Know tab under “AirTran Acquisition.” We commit to keeping you informed and engaged in this process. Please direct your family and friends with questions to check out our site by visiting www.lowfaresfarther.com.

This is the dawn of a new and exciting decade for Southwest Airlines, and I couldn’t be more optimistic about our future. We have a lot of work ahead of us, and it will take all of us partnering together. But, ultimately, I believe in you. I believe in Southwest Airlines. And I believe in our future. I’m ready for the ride. I hope you’ll join me!

Southwest Leaders are conducting a teleconference with Wall Street analysts beginning this morning at 7:00 a.m. Central Time that will be web cast on the Investor Relations page at southwest.com/investor_relations. If you wish to listen to the web cast, you will need to use a computer outside the Southwest network. A delayed dial-in replay of the call will be available after 11:30 a.m. Central Time today, Monday, September 27, for five days. Simply call (888) 203-1112 and enter passcode 3334246.

Additionally, there will be a media conference/call this morning at 9:00 a.m. Central Time. A live video stream of the conference will be available on our Facebook page at http://www.facebook.com/Southwest. To view this, you will need to use a computer outside the Southwest network. A delayed dial-in replay of the call will be available after 2:00 p.m. Central Time today, Monday, September 27, for five days. Simply call (888) 203-1113 and enter passcode 8034412.

Audio of both calls also will be streamed live or available later as an archive at www.lowfaresfarther.com. Again, you will need to use a computer outside the Southwest network to listen to the calls.

A brief video recap of the media conference will soon be posted on SWALife, and transcripts of both calls will be posted on the Need to Know page.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth and competitive position; (iii) its Customer experience; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Please remember the above information is the official Southwest position on this announcement. Comments posted below are the opinions of the respective contributing Employees, and not the opinion nor outlook of Southwest Airlines.